UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                        MICRUS ENDOVASCULAR CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  59518V-10-2
                           --------------------------
                                 (CUSIP Number)

                                October 19, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)











*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 59518V-10-2
           -----------
------------------------------------------------------------------------------------------------------------------------
    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       AUREUS CAPITAL PARTNERS LTD.


------------------------------------------------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                                (a)   [ ]
                                                                                (b)   [ ]
------------------------------------------------------------------------------------------------------------------------
    3  SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION

       JERSEY, CHANNEL ISLANDS

------------------------------------------------------------------------------------------------------------------------
                                               5 SOLE VOTING POWER

         NUMBER OF                               712,350 as of October 19, 2006 (1)
                                            -----------------------------------------------------------------------------
          SHARES                               6 SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                712,350 (1)

                                            -----------------------------------------------------------------------------
           EACH                                7 SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                                 712,350 as of October 19, 2006 (1)

                                            -----------------------------------------------------------------------------
           WITH                                8 SHARED DISPOSITIVE POWER

                                                 712,350 (1)
------------------------------------------------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       712,350 as of October 19, 2006 (1)

------------------------------------------------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

       .
------------------------------------------------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       4.906% based on 14,519,279 total shares outstanding as of October 5, 2006. (1)
------------------------------------------------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON (See Instructions)

       OO
------------------------------------------------------------------------------------------------------------------------

 CUSIP No. 59518V-10-2
           -----------
------------------------------------------------------------------------------------------------------------------------
    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       INVISION III LIMITED PARTNERSHIP (FORMERLY MACH II LIMITED PARTNERSHIP) (2)


------------------------------------------------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                                (a)   [ ]
                                                                                (b)   [ ]
------------------------------------------------------------------------------------------------------------------------
    3  SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION

       JERSEY, CHANNEL ISLANDS

------------------------------------------------------------------------------------------------------------------------
                                               5 SOLE VOTING POWER

         NUMBER OF                               496,025 as of October 19, 2006
                                            -----------------------------------------------------------------------------
          SHARES                               6 SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                496,025

                                            -----------------------------------------------------------------------------
           EACH                                7 SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                                 496,025 as of October 19, 2006

                                            -----------------------------------------------------------------------------
           WITH                                8 SHARED DISPOSITIVE POWER

                                                 496,025
------------------------------------------------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       496,025 as of October 19, 2006 (1)

------------------------------------------------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):


------------------------------------------------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       3.416% based on 14,519,279 total shares outstanding as of October 5, 2006. (1)
------------------------------------------------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON (See Instructions)

       OO
------------------------------------------------------------------------------------------------------------------------

 CUSIP No. 59518V-10-2
           -----------
------------------------------------------------------------------------------------------------------------------------

    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       INVISION CAPITAL III L.P. (FORMERLY MACH CAPITAL L.P.)(2)


------------------------------------------------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                                (a)   [ ]
                                                                                (b)   [ ]
------------------------------------------------------------------------------------------------------------------------
    3  SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION

       JERSEY, CHANNEL ISLANDS

------------------------------------------------------------------------------------------------------------------------
                                               5 SOLE VOTING POWER

         NUMBER OF                               216,325 as of October 19, 2006
                                            -----------------------------------------------------------------------------
          SHARES                               6 SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                216,325

                                            -----------------------------------------------------------------------------
           EACH                                7 SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                                 216,326 as of October 19, 2006

                                            -----------------------------------------------------------------------------
           WITH                                8 SHARED DISPOSITIVE POWER

                                                 216,325
------------------------------------------------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       216,325 as of October 19, 2006

------------------------------------------------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):


------------------------------------------------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       1.49% based on 14,519,279 total shares outstanding as of October 5, 2006. (1)
------------------------------------------------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON (See Instructions)

       OO
------------------------------------------------------------------------------------------------------------------------


Item 1(a).  Name of Issuer:

            Micrus Endovascular Corporation
            --------------------------------------------------------------------


Item 1(b).  Address of Issuer's Principal Executive Offices:

            821 Fox Lane, San Jose, CA 95131
            --------------------------------------------------------------------


Item 2(a).  Name of Person Filing:

            Aureus Capital Partners Ltd.
            --------------------------------------------------------------------


Item 2(b).  Address of Principal Business Office or, if none, Residence:

            No. 1 Seaton Place, P.O. Box 641, St. Helier, Jersey JE4 8YJ, Channel Islands
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            N/A
            --------------------------------------------------------------------


Item 2(d).  Title of Class of Securities:

            Common Stock, no par value
            --------------------------------------------------------------------


Item 2(e).  CUSIP Number:

            59518V-10-2
            --------------------------------------------------------------------


Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:


        Not Applicable.

Item 4. Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount Beneficially Owned:

        712,350 as of October 19, 2006 (1)
        ------------------------------------------------------------------------

(b)     Percent of Class:

        4.906% based on 14,519,279 total shares outstanding as of October  5, 2006 (1)
        ------------------------------------------------------------------------


(c)     Number of shares as to which such person has:

       (i)  Sole power to vote or to direct the vote: 712,350
                                                      --------------------------

       (ii) Shared power to vote or to direct the vote of 712,350
                                                          ----------------------

      (iii) Sole power to dispose or to direct the disposition: 712,350
                                                                ----------------

       (iv) Shared power to dispose or to direct the disposition of 712,350
                                                                    ------------


Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [x]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         Not Applicable.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 23, 2006
                                               By: /s/ David Hall
                                               ---------------------------------
                                                   David Hall

                                      FOOTNOTES


(1) The board of directors of Aureus Capital Partners Ltd. exercises voting and investment power over the shares held by Invision III Limited Partnership and Invision Capital III L.P., formerly Mach II Limited Partnership and Mach Capital L.P, respectively. Aureus Capital Partners Ltd. is the general partner of Invision Capital III L.P., which is in turn the general partner of Invision III Limited Partnership. As of October 19, 2006, this includes (i) 216,325 shares of record held by Invision Capital III L.P. and (ii) 496,025 shares of record held by Invision III Limited Partnership. The board of directors of Aureus Capital Partners Ltd. is comprised of Frank Becker, Peter Donnelly, Keith Mackenzie, Andrew Wignall and David Hall.

(2) Effective May 24, 2006, the name of Mach II Limited Partnership was changed to Invision III Limited Partnership, and the name of Mach Capital L.P. was changed to Invision Capital III L.P.